MICHAEL J. VEITENHEIMER

Senior Vice President, Secretary and General Counsel

Michaels Stores, Inc

8000 Bent Branch Drive

Irving, Texas 75063

December 10, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Michaels Stores, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2013, which was filed with the U.S. Securities and Exchange Commission on December 10, 2013.

Respectfully submitted,

MICHAELS STORES, INC.

/s/ Michael J. Veitenheimer
Michael J. Veitenheimer
Senior Vice President, Secretary and General Counsel